Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2012

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone:	514 397-1410
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month period ended March 31, 2012. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended March 31, 2012, and our audited consolidated financial statements for the year ended December 31, 2011, and the accompanying notes. All amounts are expressed in Canadian dollar and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 14.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2012

  Q1 2012 net earnings of $2.0 million, or $0.06 per share, versus Q1 2011 net earnings of $8.7 million, or $0.28 per share, which included a one-time $3.0 gain on the sale of the Valentine Lake property in Newfoundland;

  Substantial exploration and project evaluation program: $4.2 million in Q1 2012 compared to $0.9 million in Q1 2011;

  Gold sales of 16,430 ounces at an average selling price of US$1,684 (CAN$1,686) per ounce in the first quarter of 2012, versus gold sales of 19,234 ounces at an average selling price of US$1,384 (CAN$1,369) in the year-ago period;

  Strong financial position: $72.2 million in working capital including $69.3 million in cash and cash equivalents as at March 31, 2012; no gold or currency hedging contracts and only 33.5 million shares outstanding;

  Strong 2012 drill results at Wasamac, including 6.40 g/t Au over 52.8 metres true width in Main Zone;

  Five focus areas identified to improve Wasamac project economics;

  Mr. Paul Carmel appointed as President and CEO;

  Mr. Christian Pichette promoted to Executive Vice President and Chief Operating Officer.

First Quarter 2012 Overview

Commenting on the first quarter, Mr. Greg Chamandy, Executive Chairman of the Board of Directors of Richmont Mines, noted: “Our operations generated operating cash flow of $6.8 million during the first quarter of the year, a solid performance especially in light of our significant $4.2 million exploration and project evaluation program during the period. Operationally, the Beaufor Mine generated good results in the first quarter, with gold sales of 6,452 ounces versus 5,001 ounces last year. First quarter results at the Island Gold Mine were below budget with gold sales of 9,978 ounces versus 14,233 ounces in 2011. The shortfall was a result of a one-week shut down caused by mechanical issues with the primary ball mill as well as development during the quarter of newly identified reserve blocks that resulted in lower availability of mining areas. The Corporation expects to make up the shortfall in production at Island Gold during the fiscal year.”

02
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Discussing Richmont’s first quarter development and exploration program, Mr. Chamandy continued: “Work on the W Zone, a near-surface satellite deposit located on the Beaufor property, continues to proceed well. The portal was finished in December 2011, and a total of 258 metres of the ramp development were completed during the quarter. We continue to expect that approximately one year of development is needed to access the ore zone, and we will provide updates as the work progresses. Development at our Francoeur Mine is also progressing, and we will be reassessing reserves and mining plan towards the end of the second quarter of 2012, at which point we will provide production guidance and an updated reserve and resource estimate for this mine.”

Lastly, discussing Richmont’s extensive exploration program, Mr. Greg Chamandy commented: “We invested significantly in exploration and project evaluation during the quarter, and while this $4.2 million expense contributed to lower year-over-year net earnings, these efforts are essential to ensuring Richmont’s long term production profile. Of particular note were our investments at the Island Gold Mine, where promising drill results have confirmed the potential at depth, and our Wasamac property, where we are completing advanced exploration work and continue to evaluate areas to improve the economic potential of the project, which contains a significant resource base.”

KEY FINANCIAL DATA1

	Three months ended
	March 31,	March 31,
	2012	2011

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,691	1,386
Average selling price (US$)	1,684	1,384
Average selling price (CAN$)	1,686	1,369
Average exchange rate (US$/CAN$)	1.0011	0.9891[2]
Ounces of gold sold	16,430	19,234
Average cash cost (US$ /ounce)[3]	963	740
Average cash cost (CAN$ /ounce)[3]	964	732

KEY FINANCIAL DATA (in thousands of CAN$)
Precious metals revenue	27,707	26,338
Net earnings	2,030	8,712
Net earnings per share	0.06	0.28
Cash flow from operating activities	6,790	9,502
Investments in property, plant and equipment[4]	11,925	6,153

	March 31,	December 31,
	2012	2011

Cash and cash equivalents	69,314	63,532
Total assets	184,293	167,990
Borrowings	9,469	-
Equity	138,102	134,134
Shares outstanding (thousands)	33,461	33,110

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	7.78	10.76
CAN$ (TSX)	7.77	10.94
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

[2]	Average exchange rate used for year 2011.
[3]	The average cash cost includes operating costs and royalties.
[4]	Excluding an exploration tax credit of $1,371 in Q1 2012 (nil in Q1 2011).

03
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published information may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2012

Richmont generated net earnings of $2.0 million, or $0.06 per share, in the first quarter of 2012, with results reflecting the Corporation’s extensive $4.2 million exploration and project evaluation program during the period. This compared to net earnings of $8.7 million, or $0.28 per share, generated in the comparable period last year and which included a one-time $3.0 million gain on the sale of the Valentine Lake property in Newfoundland. First quarter results benefited from an increased average selling price per ounce, the effects of which were offset by lower gold sales and a higher average cash cost per ounce of gold sold.

Precious metals revenue for the first quarter of 2012 increased 5% to $27.7 million, from $26.3 million in the first quarter of 2011. This was attributable to a 23% increase in the Canadian dollar average selling price per ounce, which rose to US$1,684 (CAN$1,686) per ounce in the current quarter versus US$1,384 (CAN$1,369) per ounce in the comparable period last year.

Cost of sales, which includes operating costs, royalties, custom milling expenses and some related depreciation and depletion expenses, totaled $18.5 million in the first quarter of 2012, up from $16.5 million in the comparable period last year. The increase was primarily driven by higher production at the Beaufor Mine. Costs per tonne at the Island Gold Mine increased in the first quarter, as lower processed tonnage resulted in higher unit mining and milling costs. First quarter costs per tonne at the Beaufor Mine decreased year-over-year, primarily as a result of a lower unit milling cost that reflected a higher utilization of the Camflo Mill’s total capacity. In addition to increased year-over-year tonnage from the Beaufor Mine, the Camflo Mill also processed 7,314 tonnes of custom milling during the first quarter of the year, whereas no custom milling was performed in the comparable period of 2011. The average cash cost per ounce of gold sold increased to US$963 (CAN$964) in the first quarter of 2012, from US$740 (CAN$732) in the first quarter of 2011, reflecting higher cost per ounce at both operating mines that was primarily attributable to lower recovered grades.

Exploration and project evaluation costs totaled $4.2 million in the first quarter of 2012, versus $0.9 million in the same period last year. However, when excluding exploration tax credits of $1.1 million during the current quarter and $1.6 million in the comparable period of 2011, exploration and project evaluation costs were $5.3 million and $2.5 million, respectively. The higher costs reflect a notably expanded exploration drilling at the Island Gold Mine, as well as costs associated with advanced exploration work and the ongoing evaluation of areas to improve the economics of the Wasamac gold project. On a segmented basis, exploration costs before tax credits were approximately $2.0 million at the Island Gold Mine, $2.1 million on Wasamac property and the adjacent optioned Globex land package, $0.5 million on Monique property and $0.3 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.4 million during the current quarter.

04
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Administration expenses totaled $2.7 million in the first quarter of 2012 versus $1.3 million in the comparable period of 2011. The higher overall cost was related to higher non-cash expenses for option based compensation, and the payment of $0.9 million of the total $1.8 million severance compensation payable to Martin Rivard, President and CEO of the Corporation, who announced his resignation on February 27, 2012.

The mining and income taxes expense for the first quarter of 2012 totaled $0.7 million, based on pre-tax income of $2.8 million. During this quarter, an exploration tax credit of $2.5 million was earned. This included $1.1 million that was booked against exploration expenses, and $1.4 million that was applied against property, plant and equipment, an amount that is related to the Francoeur Mine and W Zone development. For the first quarter of 2011, the mining and income tax expense amounted to $2.1 million or 19% of pre-tax income of $10.8 million. This charge included $1.1 million, that was not booked against the income and mining taxes but rather against the exploration expenses.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2012	2011

Tonnes	57,923	72,380
Head grade (g/t)	5.57	6.39
Gold recovery (%)	96.19	95.73
Recovered grade (g/t)	5.36	6.12
Ounces sold	9,978	14,233
Cash cost per ounce (US$)	903	658

Investment in property, plant and equipment (thousands of CAN$)	2,315	1,334
Exploration expenses (thousands of CAN$)	2,015	436

Deferred development (metres)	348	707

Diamond drilling (metres)
Definition	4,492	7,137
Exploration	11,346	3,022

A total of 57,923 tonnes of ore were processed from the Island Gold Mine during the first quarter of 2012, down from the 72,380 tonnes of ore processed in the comparable period in 2011. Tonnage levels were reduced as a result of the mill being shut down for one week at the end of February following mechanical issues with the primary ball mill. The lower tonnage similarly reflects that efforts in the quarter were focused on developing new reserve blocks included in the mine’s updated December 2011 reserve estimate, which resulted in less mining areas being available. Because mining is carried out using a longitudinal retreat method, the Corporation will mine previously prepared stopes located closer to the ramp sequentially once these newly accessed reserve blocks have been mined. As a result of the reduced underground tonnage levels in the first half of the quarter, lower-grade stockpiled ore was processed at the mill during the first quarter, which translated into a lower recovered grade of 5.36 g/t versus 6.12 g/t in the comparable period of 2011. As of the end of the first quarter of 2012, a total of 19,000 tonnes of ore were stockpiled at the Island Gold Mine, of which approximately 5,400 tonnes were low-grade. Lower tonnage combined with lower grades resulted in the cash cost per ounce sold at Island Gold increasing to US$903 (CAN$904) in the current quarter, from US$658 (CAN$651) last year. The Island Gold Mine sold a total of 9,978 ounces of gold at an average price of US$1,683 (CAN$1,685) per ounce in the first quarter of 2012, versus gold sales of 14,233 ounces at an average price of US$1,379 (CAN$1,364) per ounce in the year-ago period.

05
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation is forecasting annual production of 45,000 to 50,000 ounces of gold at Island Gold in 2012.

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2012	2011

Tonnes	29,987	18,826
Head grade (g/t)	6.80	8.38
Gold recovery (%)	98.42	98.58
Recovered grade (g/t)	6.69	8.26
Ounces sold	6,452	5,001
Cash cost per ounce (US$)	1,057	971

Investment in property, plant and equipment (thousands of CAN$)	469	907
Exploration expenses (thousands of CAN$)	340	231

Deferred development (metres)	238	378

Diamond drilling (metres)
Definition	2,402	4,423
Exploration	5,436	1,485

During the first quarter of 2012, a total of 29,987 tonnes were processed from the Beaufor Mine, a notable increase over the 18,826 tonnes processed in the year-ago period. Beaufor’s recovered grade of 6.69 g/t during the quarter was essentially in line with the December 2011 reserve grades for this mine. However, this was below the recovered grade of 8.26 g/t in the first quarter of 2011, when the overall grade level benefited from higher grade development ore and stopes being accessed during the period, primarily below the 20th level of the mine. While the Beaufor Mine’s first quarter cost per tonne decreased from last year’s levels as a result of the higher processed tonnage, total cash cost per ounce produced rose to US$1,057 (CAN$1,058) in the current quarter from US$971 (CAN$961) in the prior year, a reflection of the lower recovered grades. A total of 6,452 ounces of gold were sold in the first quarter of 2012 at an average price of US$1,686 (CAN$1,688), compared to 5,001 ounces of gold sold at an average price of US$1,399 (CAN$1,384) in the comparable period of 2011.

The Corporation is forecasting annual production at the Beaufor Mine of between 20,000 and 25,000 ounces of gold in 2012.

Camflo Mill

The Camflo Mill processed 36,463 tonnes of ore in the first quarter, which included 7,314 tonnes of custom milling and 29,149 tonnes from the Beaufor Mine. In the year-ago period, a total of 16,127 tonnes were processed from the Beaufor Mine, while no custom milling was completed.

06
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Exploration costs - Mines
Beaufor	340	231
Island Gold	2,015	436
Francoeur	130	38

	2,485	705
Exploration costs – Other properties
Wasamac	2,104	740
Monique	490	916
Other	76	32
Project evaluation	123	97

	2,793	1,785

Exploration and project evaluation before depreciation and exploration tax credits	5,278	2,490

Depreciation	33	36
Exploration tax credits	(1,089)	(1,632)

	4,222	894

Wasamac Exploration Property

The Corporation spent approximately $2.1 million on the Wasamac gold property located in Rouyn-Noranda, Quebec, and the adjacent Globex option package during the first three months of 2012, reflecting the ongoing advanced exploration program on the property, which included approximately 17,000 metres of exploration drilling, as well as ongoing technical studies and evaluation of areas to improve the economic potential of the project.

In mid-March, the Corporation announced favourable new 2012 drill results for Wasamac, which included 2.97 g/t Au over 69.47 metres, 3.70 g/t Au over 56.70 metres and 3.70 g/t Au over 29.89 metres in the Main Zone. Please see the March 15, 2012 press release entitled “Drilling program at Wasamac yields additional significant results” for details.

On May 8, 2012 Richmont announced favourable new drill results at the Wasamac Gold Project, which included 6.40 g/t Au over 52.80 metres true width in the Main Zone, and 7.09 g/t Au over 5.22 metres true width in the newly identified Zone 4. The Corporation simultaneously announced that five key areas had been identified as part of its objective to improve the economics of the project. Please see the May 8, 2012 press release entitled “Richmont intercept 6.40 g/t Au over 52.8 metres and announces five focus areas to improve project economics” for full details.

07
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation released details of an independent Regulation 43-101 Preliminary Economic Assessment (“PEA”) for Wasamac during the first quarter. The study outlined several areas in which the project economics may be improved, and as a result Richmont plans to conduct further surface and underground exploration work and technical studies on the property in 2012, for a total additional investment of approximately $15 million. Please see the March 28, 2012 press release entitled “Richmont announces results from a preliminary economic assessment for Wasamac and approves $15 million advanced exploration budget” for additional details. The Corporation will focus on improving the economics of the project by means of the five key focus areas identified, and will update the market throughout 2012.

Monique Exploration Property

Richmont’s 2012 objectives for Monique include processing a 5,000 tonne bulk sample from this property at the Corporation’s Camflo Mill, located approximately 50 km away, and completing more technical work on the property in order to evaluate the potential extension of the resources at depth using more selective underground mining methods. The required documentation for the permitting of an open pit operation on the Monique property was submitted at the end of 2011. The Monique property currently has Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold.

Francoeur Mine

Development work at the Francoeur Mine is advancing. In the first quarter of 2012, a total of 1,418 metres of additional underground development and 7,543 metres of definition drilling were completed, and 7,059 tonnes of lower-grade development ore was shipped to the Camflo Mill and stockpiled. This development ore will be processed during the second quarter of the year. Since the beginning of 2011, a total of 6,417 metres of underground development and 21,454 metres of definition drilling have been completed at Francoeur. However, as the Corporation has previously noted, definition drilling information obtained to date suggests that the mineralized zones appear to be more discontinuous in the upper portion of the West Zone than in the initial geological model, and grades are mostly in the range of 4.5 g/t to 5.5 g/t Au versus the 2009 Probable reserve grade of 6.9 g/t Au. The Corporation will reassess Francoeur’s reserves and mining plan towards the end of the second quarter of 2012, and will provide production guidance and an updated reserve and resource estimate for this mine at that time.

Island Gold Mine

Richmont spent a total of $2.0 million in exploration activities at Island Gold Mine in the first three months of 2012, reflecting the Corporation’s objective of reaffirming the future potential of the area below the mine’s existing infrastructure. Specifically, a total of approximately 10,000 metres of exploration drilling were completed during the quarter at depth, where a promising potential had been confirmed from past drilling results, as well as on surface exploration targets. The Corporation is planning to complete over 50,000 metres of exploration and definition drilling at Island Gold during 2012.

W Zone

The development of the W Zone, a near-surface satellite deposit on the Beaufor Mine property, is advancing well. During the first quarter of 2012, a total of $2.7 million was spent on property, plant and equipment and development related to the W Zone. Construction of the portal was completed in December 2011, and as of the end of the first quarter 258 metres of the ramp had been completed. Richmont anticipates that one year of development will be required to access the mineralized zone of this deposit. The Corporation will complete additional drilling from surface to further evaluate the potential of the W and other previously identified near-surface zones during 2012.

08
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Corporate News

As previously announced, Mr. Bob Buchan was appointed Vice Chairman of the Corporation’s Board of Directors in January 2012. Mr. Buchan and two members of his immediate family invested $10 million in Richmont in the form of convertible debentures in conjunction with this appointment. These debentures bear an annual interest rate of 7.6%, and are convertible into Richmont common shares at a conversion price of $12.17 per share. Full details are available in the January 11, 2012 press release entitled “Gold industry veteran Bob Buchan joins the Board of Directors of Richmont Mines as Vice Chairman”, and the February 1, 2012 press release entitled “Richmont Mines completes CAN$10 million private placement with Mr. Bob Buchan”.

In late February 2012, Richmont announced the resignation of Martin Rivard, President and CEO of the Corporation, effective August 31, 2012. The Corporation commenced a search for a new President and Chief Executive Officer at that time.

In mid-April 2012, the Corporation announced the appointment of gold industry veteran Ebe Scherkus to its Board of Directors. Mr. Scherkus retired in February 2012 from Agnico-Eagle Mines Limited (“Agnico-Eagle”), after a 27 year career with the company. He served as President and Chief Operating Officer of Agnico-Eagle from December 2005 until his retirement, Executive Vice-President, Operations from 1998 to 2005, Vice-President, Operations from 1996 to 1998, manager of the company’s La Ronde Division from 1986 to 1996, and as a project manager from 1985 to 1986. His extensive experience in opening, building and acquiring gold mines will be of tremendous benefit to Richmont in the Corporation’s objective to become a world-class intermediate gold miner. Please see the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

On May 10, 2012, the Corporation announced that Mr. Paul Carmel had been named President and Chief Executive Officer. In addition to having a comprehensive background in mining engineering, Mr. Carmel has extensive experience in mergers and acquisitions, corporate finance and investor relations. Concurrent with Mr. Carmel’s appointment, the Corporation announced that Mr. Christian Pichette was promoted to the position of Executive Vice President and Chief Operating Officer. Please see the May 10, 2012 press release entitled “Richmont Mines announces executive appointments: Paul Carmel as its President and Chief Executive Officer; and Christian Pichette as its Executive Vice-President and Chief Operating Officer » for additional details.

Outlook

Richmont is targeting 2012 annual production of 65,000 to 75,000 ounces of gold at its Beaufor and Island Gold mines. An updated reserve and resource estimate and mining plan for the Francoeur Mine will be released towards the end of the second quarter of 2012, at which time Richmont will provide production guidance for this mine. The Corporation is committed to thoroughly evaluating Wasamac’s long-term potential for its shareholders. As such, Richmont’s objectives in 2012 for this property include conducting additional exploration drilling, advancing all technical and environmental studies, evaluating cost improvement opportunities, and applying for permits to initiate the development of an exploration ramp on the property.

09
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2012	2011	2011	2011	2011	2010	2010	2010

KEY FINANCIAL DATA
(thousands of CAN$)
Revenues from precious metals	27,707	32,234	30,335	29,332	26,338	26,031	23,292	19,652

Net earnings	2,030	6,106	6,087	5,013	8,712	4,633	2,547	312

Cash flow from operating activities	6,790	9,702	11,893	7,740	9,503	5,331	6,196	1,579

Investment in property, plant and equipment[1]	11,925	10,401	7,558	7,558	6,153	4,572	4,063	4,563

KEY PER-SHARE DATA

Net earnings
basic (CAN$)	0.06	0.19	0.19	0.16	0.27	0.15	0.09	0.01
diluted (CAN$)	0.06	0.18	0.19	0.16	0.27	0.15	0.09	0.01

OUNCES OF GOLD SOLD	16,430	18,992	17,832	20,085	19,234	18,591	18,084	15,607

KEY PER-OUNCE OF GOLD DATA (US$)

Selling price	1,684	1,716	1,720	1,476	1,384	1,359	1,251	1,222

Average cash cost	963	882	894	776	740	730	775	914
Depreciation and depletion	140	143	136	115	124	113	101	91

Total cost	1,103	1,025	1,030	891	864	843	876	1,005
[1]	Excluding an exploration tax credit of $2,554 in Q2 2011, $1,831 in Q3 2011, $686 in Q4 2011 and $1,371 in Q1 2012.

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues from precious metals over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues from precious metals in the first quarter of 2012 were lower compared to the last three quarters of 2011 primarily as a result of lower gold sales, while lower net earnings were primarily attributable to the Corporation’s expanded exploration and project evaluation program and higher administrative expenses. Revenues from precious metals increased from the second quarter of 2010 through the fourth quarter of 2011, primarily due to a combination of a higher average realized sales price per ounce, and higher gold sales. The strong net earnings in the third and fourth quarters of 2011 benefited from the highest selling price per ounce ever realized by the Corporation. The first quarter of 2011 similarly benefited from the sale of the Valentine Lake property, which generated proceeds of $3.0 million. The low net earnings generated in the second quarter of 2010 were attributable to lower sales of gold ounces in the quarter and the lower average selling price per ounce obtained.

10
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have steadily increased over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Cash flows from operating activities have similarly increased steadily over this timeframe, highlighting that the investments made by the Corporation have been constructive. Net earnings on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At March 31, 2012, cash and cash equivalents totaled $69.3 million. This represents a 9%, or $5.8 million, improvement over the $63.5 million at December 31, 2011. The expanded cash position reflects the $10.0 million investment made in the form of convertible debentures by Mr. Buchan and two members of his immediate family when Mr. Buchan joined the Richmont Board of Directors in January 2012, as well as the $6.8 million of cash generated by operating activities during the quarter. These were partially offset by the approximately $11.9 million spent by the Corporation on capital expenditures during the three-month period.

At the end of the first quarter of 2012, Richmont had $72.2 million in working capital, up from the $68.7 million at December 31, 2011. This reflects an increase in cash and cash equivalents, offset by an increase in payables, accruals and provisions and by the addition of the current portion of borrowings related to the rolling stock under finance lease.

CAPITAL RESOURCES

During the first quarter of 2012, the Corporation issued 350,600 common shares following the exercise of stock options, for a total cash consideration of $1.1 million. As of March 31, 2012, the Corporation had 33.5 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no material changes to the Corporation’s commitments and contingencies from December 31, 2011 to March 31, 2012, with the exception of the contractual obligations mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2011, please refer to the 2011 management’s discussion and analysis, filed February 28, 2012 and available on SEDAR (www.sedar.com).

On February 1, 2012, the Corporation completed a private placement of $10 million with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”) in the form of convertible debentures into the Corporation’s common shares. The debentures, which expire in February 2017, bear a 7.6% annual interest rate and are convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full as of July 2013, and the Corporation will have the right to redeem the debentures in full, as of February 2014.

The Corporation is committed, under a finance lease obligation related to rolling stock, that expires in January 2014, to pay a sum totaling $410 annually. The carrying value of the rolling stock under finance lease totals $831.

RELATED PARTIES TRANSACTIONS

The corporate secretary is a partner at a law firm. During the first three months of 2012, the Corporation received professional services from this firm for a total consideration of $151, including taxes ($35 in the first three months of 2011).

11
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On February 1, 2012, the Corporation completed a private placement of $10 million with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of convertible debentures into the Corporation’s common shares (refer to Commitments and Contingencies).

The Corporation has not entered into any other transactions with related parties, with the exception of transactions occurring in the course of normal business activities.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation was not involved in any off-balance-sheet transactions during the first three months of 2012 and 2011.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, period of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, provisions and contingent liabilities, start of development phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 23, 2012, filed February 28, 2012 and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at March 31, 2012 and 2011, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2012 and March 31, 2011, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions and borrowings as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in the statement of comprehensive income until the asset is removed from the statement of financial position, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

The fair value of the liability component of convertible debentures, included in borrowings, is calculated using a market interest rate for an equivalent non convertible debenture.

12
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending March 31, 2012 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated February 23, 2012, filed February 28, 2012, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The resource estimate of the Monique property is based on the 43-101 technical report filed on SEDAR on February 3, 2012, and was performed by Mr. Raynald Vincent, Eng, M.G.P., Chief, Exploration Projects, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

13
MAY 10, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties” which refers to the Corporation’s annual management’s discussion and analysis report dated February 23, 2012. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at May 10, 2012. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”), that can be found on the SEDAR website (www.sedar.com) and on the Richmont Mines’ website (www.richmont-mines.com).

14
MAY 10, 2012	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
Ended March 31, 2012

CONSOLIDATED INCOME STATEMENTS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

CONTINUING OPERATIONS
Revenues from precious metals	27,707	26,338
Cost of sales (note 2)	18,475	16,455

GROSS PROFIT	9,232	9,883

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	4,222	894
Administration (note 4)	2,729	1,301
Gain on disposal of long-term assets (note 5)	-	(3,000)
Other revenues (note 6)	(399)	(91)

	6,552	(896)

OPERATING EARNINGS	2,680	10,779

Financial expenses (note 7)	189	137
Financial revenues (note 8)	(280)	(156)

EARNINGS BEFORE MINING AND INCOME TAXES	2,771	10,798

MINING AND INCOME TAXES	741	2,086

NET EARNINGS FOR THE PERIOD	2,030	8,712

EARNINGS PER SHARE (note 9)
Basic	0.06	0.28
Diluted	0.06	0.27

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,175	31,271

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,666	31,763

The accompanying notes are an integral part of the interim consolidated financial statements.

16
MAY 10, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

NET EARNINGS FOR THE PERIOD	2,030	8,712

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES
Fair value variation on available-for-sale investments	(222)	(216)
Realized gains on sale of available-for-sale investments transferred to net earnings	(89)	(43)

OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAXES	(311)	(259)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,719	8,453

The accompanying notes are an integral part of the interim consolidated financial statements.

17
MAY 10, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
					attributable to
				Available-for-	Richmont
		Contributed	Retained	sale	Mines
	Share capital	surplus	earnings	financial assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares:
Exercise of share options	1,550	(457)	-	-	1,093

Convertible debentures -
Equity component	-	910	-	-	910
Deferred income and mining tax liabilities	-	(240)	-	-	(240)

Share-based compensation	-	486	-	-	486

Transactions with Richmont Mines shareholders	1,550	699	-	-	2,249

Net earnings for the period	-	-	2,030	-	2,030

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(222)	(222)
Reclassification to net earnings, net of taxes	-	-	-	(89)	(89)

Total comprehensive income (loss) the period	-	-	2,030	(311)	1,719

BALANCE AT MARCH 31, 2012	106,422	7,387	24,203	90	138,102

The accompanying notes are an integral part of the interim consolidated financial statements.

18
MAY 10, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont
	Share	Contributed	earnings	financial	Mines
	capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares:
Exercise of share options	674	(182)	-	-	492

Share-based compensation	-	216	-	-	216

Transactions with Richmont Mines shareholders	674	34	-	-	708

Net earnings for the period	-	-	8,712	-	8,712

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(216)	(216)
Reclassification to net earnings, net of taxes	-	-	-	(43)	(43)

Total comprehensive income (loss) for the period	-	-	8,712	(259)	8,453

BALANCE AT MARCH 31, 2011	91,684	6,743	4,967	558	103,952

The accompanying notes are an integral part of the interim consolidated financial statements.

19
MAY 10, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	March 31,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	69,314	63,532
Shares of publicly-traded companies	480	893
Receivables and other current assets	3,751	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	12,820	13,176
Inventories (note 10)	7,996	7,597
	95,277	89,177
RESTRICTED DEPOSITS	684	290

PROPERTY, PLANT AND EQUIPMENT (note 11)	86,690	77,456

DEFERRED INCOME AND MINING TAX ASSETS	1,642	1,067

TOTAL ASSETS	184,293	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	13,951	12,005
Income and mining tax liabilities	8,704	8,461
Current portion of borrowings	376	-

	23,031	20,466
BORROWINGS (note 12)	9,469	-

ASSET RETIREMENT OBLIGATIONS (note 13 a)	6,701	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	6,990	6,705

TOTAL LIABILITIES	46,191	33,856

EQUITY
Share capital (note 14)	106,422	104,872
Contributed surplus	7,387	6,688
Retained earnings	24,203	22,173
Accumulated other comprehensive income	90	401

TOTAL EQUITY	138,102	134,134

TOTAL EQUITY AND LIABILITIES	184,293	167,990

The accompanying notes are an integral part of the interim consolidated financial statements.

20
MAY 10, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

OPERATING ACTIVITIES
Net earnings for the period	2,030	8,712
Adjustments for:
Depreciation and depletion	2,422	2,440
Taxes received (paid)	(1,028)	108
Interest revenues	(230)	(113)
Interest and accretion expenses	146	-
Share-based compensation	486	216
Accretion expense – asset retirement obligations	16	32
Gain on disposal of long-term assets	-	(3,000)
Gain on disposal of shares of publicly-traded companies	(89)	(43)
Mining and income taxes	741	2,086

	4,494	10,438

Net change in non-cash working capital items (note 15)	2,296	(936)

Cash flow from operating activities	6,790	9,502

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	191	69
Restricted deposits	(394)	-
Interests received	249	108
Property, plant and equipment – Francoeur Mine	(6,366)	(3,819)
Property, plant and equipment – Island Gold Mine	(2,315)	(1,334)
Property, plant and equipment – Beaufor Mine	(469)	(907)
Property, plant and equipment – W Zone	(2,685)	-
Property, plant and equipment – Other	(90)	(93)
Disposition of property, plant and equipment	-	3,000

Cash used in investing activities	(11,879)	(2,976)

FINANCING ACTIVITIES
Issue of convertible debentures	10,000	-
Issue of common shares	1,093	492
Interests paid	(127)	-
Payment of finance lease obligations	(95)	-

Cash flow from financing activities	10,871	492

Net change in cash and cash equivalents	5,782	7,018

Cash and cash equivalents, beginning of period	63,532	40,030

Cash and cash equivalents, end of period	69,314	47,048

The accompanying notes are an integral part of the interim consolidated financial statements.

21
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and statement of compliance with IFRS

Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011. The accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2011 and have not been modified since that time.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Operating costs	15,250	13,477
Royalties	596	589
Custom milling	259	-
Depreciation and depletion	2,370	2,389

	18,475	16,455

3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following Mines and properties:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Beaufor Mine	340	231
Island Gold Mine	2,015	436
Francoeur Mine	130	38
Wasamac property	2,104	740
Monique property	490	916
Other properties	76	32
Project evaluation	123	97

Exploration and project evaluation before depreciation and exploration tax credits	5,278	2,490

Depreciation	33	36
Exploration tax credits	(1,089)	(1,632)

	4,222	894

22
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

4.	Administration

The administration expenses include the following items:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Severance compensation	903	-
Share-based compensation	486	216
Depreciation	19	15
Others	1,321	1,070

	2,729	1,301

5.	Gain on disposal of long-term assets

The gain on disposal of long-term assets includes the following items:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Valentine Lake property	-	3,000

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of mining assets was recognized for the same amount.

6.	Other revenues

Other revenues include revenue from silver sales and revenue from custom milling.

7.	Financial expenses

The financial expenses include the following items:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Accretion expense – asset retirement obligations	16	32
Interest and accretion expenses on convertible debentures	146	-
Foreign exchange loss	27	105

	189	137

23
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

8.	Financial revenues

The financial revenues include the following items:

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Interests on cash and cash equivalents	191	113
Gains on disposal of shares of publicly-traded companies	89	43

	280	156

9.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	March 31,	March 31,
	2012	2011

Weighted average number of shares used in basic earnings per share (in thousands)	33,175	31,271

Shares deemed to be issued for no consideration in respect of share option purchase plan and warrants (in thousands)	491	492

Weighted average number of shares used in diluted earnings per share (in thousands)	33,666	31,763

10.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2012	2011
	$	$
		(Audited)

Precious metals	552	532
Ore	3,748	3,477
Supplies	3,696	3,588

	7,996	7,597

There was no write-down of inventories and no reversal of write-down during the first three months of 2012 and the first three months of 2011.

24
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office			Mines under develop- ment	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2012	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673

Acquisitions	1	1,134	398	1,026	2,559	27	-	27	10,441	13,027

Exploration tax credits	-	-	-	-	-	-	-	-	(1,371)	(1,371)

Balance at March 31, 2012	2,026	56,326	9,603	18,523	86,478	993	433	1,426	41,425	129,329

Depreciation and depletion

Balance at January 1, 2012	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217

Depreciation and depletion	6	1,629	238	530	2,403	10	9	19	-	2,422

Balance at March 31, 2012	944	27,859	4,227	8,972	42,002	205	356	561	76	42,639

Carrying amount at March 31, 2012	1,082	28,467	5,376	9,551	44,476	788	77	865	41,349	86,690

During the quarter, a rolling stock in the amount of $831 was acquired under a finance lease arrangement. This asset is included under “Mines under development”.

25
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

12.	Borrowings

Borrowings include the following financial liabilities:

	March 31,	December 31,
	2012	2011
	$	$

Convertible debentures a)	9,109	-
Finance lease obligations b)	736	-

	9,845	-

Current portion	376	-

	9,469	-

a)

The convertible debentures are due to the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”). The debentures, which expire in February 2017, bear interest at 7.6% (effective rate of 9.6%) and are convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors have the right to demand payment of the convertible debentures in full as of July 2013, and the Corporation has the right to redeem the convertible debentures in full, as of February 2014.

The values of the liability component and the equity conversion component were determined at issuance of the convertible debentures. The fair value of the liability component, included in non-current liabilities, was calculated using a market interest rate for an equivalent non convertible debenture. The residual amount, representing the value of equity conversion option, is included net of tax in shareholders’ equity in contributed surplus.

The convertible debentures recognized in the consolidated statement of financial position are calculated as follows:

	March 31,	December 31,
	2012	2011
	$	$

Face value of convertible debentures issued on February 1, 2012	10,000	-
Equity component	(910)	-

Liability component on initial recognition	9,090	-
Interest and accretion expenses (note 7)	146	-
Interest paid	(127)	-

	9,109	-

b)

Finance lease, related to rolling stock, total $736. During the three-month period ended on March 31, 2012, the Corporation recorded interest in Mines under development on finance lease obligations of $8. The carrying value of the rolling stock under finance lease amounts to $831.

26
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information become available.

a)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2012 and December 31, 2011:

	March 31,	December 31,
	2012	2011
	$	$
		(Audited)

Camflo Mill	3,924	3,915
Island Gold Mine	1,359	1,355
Beaufor Mine	756	755
Francoeur Mine	662	660

	6,701	6,685

b)	Restricted deposits and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at March 31, 2012, the Corporation has $161 in restricted deposits with the government of Quebec, $184 in restricted deposits with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2012:

	March 31,	Date of
	2012	renewal
	$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

	345
Letters of credit
Camflo Mill	1,332	April 20, 2012
Island Gold Mine (Kremzar property)	979	April 26, 2012

	2,311

27
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2012
	Number of
	shares	Amount
	(in thousands)	$

Issued and paid: Common shares

Balance, beginning of period	33,110	104,872
Issue of shares for cash
Exercise of share options a)	351	1,550

Balance, end of period	33,461	106,422

a)	Issue of shares

During the three-month period ended on March 31, 2012, the Corporation issued 350,600 common shares following the exercise of share options and received cash proceeds in the amount of $1,093. Contributed surplus was reduced by $457 which represents the fair value of the exercised share options.

b)	Share option purchase plan

A summary of the status of the Corporation’s Share Option Purchase Plan at March 31, 2012 and changes during the three-month period then ended is presented below.

	Three months ended
	March 31, 2012
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	1,637	4.66
Granted	400	11.51
Exercised	(351)	3.12

Options outstanding, end of period	1,686	6.60

Exercisable options, end of period	534	4.60

28
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

The following table summarizes information about the Share Option Purchase Plan at March 31, 2012:

Exercise price	Options outstanding at March 31, 2012			Exercisable options at March 31, 2012
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price

$1.80 to $2.07	152	1.7	1.86	70	1.81
$2.74 to $3.86	208	2.3	3.42	90	3.37
$4.12 to $5.41	717	2.6	4.55	319	4.43
$6.86 to $8.26	22	4.2	7.50	2	8.26
$10.02 to $12.03	587	4.6	11.44	53	11.16

	1,686	3.2	6.60	534	4.60

During the three-month period ended March 31, 2012, the Corporation granted 400,000 share options to directors (40,000 for the three-month period ended March 31, 2011 to employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model is $2.88 ($2.38 in 2011).

15.	Consolidated statements of cash flow

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Change in non-cash working capital items

Receivables and other current assets	(707)	183
Exploration tax credits receivable	1,727	(986)
Inventories	(399)	(1,867)
Payables, accruals and provisions	1,675	1,734

	2,296	(936)

Supplemental information
Change in payables, accruals and provisions related to development projects and other property, plant and equipment	271	197

An amount of $1,371, included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items.

29
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

16.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2012 compared to annual financial statements of 2011 in the basis of segmentation or the basis of evaluation of segment result.

		Three months ended March 31, 2012
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues from precious metals	10,892	16,815	-	27,707
Cost of sales	7,845	10,630	-	18,475

Gross profit	3,047	6,185	-	9,232

Exploration and project evaluation	470	2,015	1,737	4,222
Administration	-	-	2,729	2,729
Other revenues	(330)	(69)	-	(399)

	140	1,946	4,466	6,552

Operating earnings	2,907	4,239	(4,466)	2,680

Financial expenses	13	3	173	189
Financial revenues	-	-	(280)	(280)

Earnings before mining and income taxes	2,894	4,236	(4,359)	2,771

Acquisition of property, plant and equipment	9,578	2,315	32	11,925

		March 31, 2012
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	11,249	11,898	72,130	95,277
Restricted deposits	161	184	339	684
Property, plant and equipment	48,924	35,428	2,338	86,690
Deferred income and mining tax assets	-	-	1,642	1,642

Total assets	60,334	47,510	76,449	184,293

Current liabilities	7,504	4,922	10,605	23,031
Borrowings	360	-	9,109	9,469
Asset retirement obligations	5,342	1,359	-	6,701
Deferred income and mining tax liabilities	-	-	6,990	6,990

Total liabilities	13,206	6,281	26,704	46,191

30
MAY 10, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

		Three months ended March 31, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues from precious metals	6,922	19,416	-	26,338
Cost of sales	5,032	11,423	-	16,455

Gross profit	1,890	7,993	-	9,883

Exploration and project evaluation	267	436	191	894
Administration	-	-	1,301	1,301
Gain on disposal of long-term assets	-	-	(3,000)	(3,000)
Other revenues	(19)	(71)	(1)	(91)

	248	365	(1,509)	(896)

Operating earnings	1,642	7,628	1,509	10,779

Financial expenses	25	7	105	137
Financial revenues	(1)	(5)	(150)	(156)

Earnings before mining and income taxes	1,618	7,626	1,554	10,798

Acquisition of property, plant and equipment	4,819	1,334	-	6,153

		December 31, 2011 (Audited)
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	11,179	14,636	63,362	89,177
Restricted deposits	106	184	-	290
Property, plant and equipment	40,172	34,794	2,490	77,456
Deferred income and mining tax assets	-	-	1,067	1,067

Total assets	51,457	49,614	66,919	167,990

Current liabilities	6,164	3,948	10,354	20,466
Asset retirement obligations	5,329	1,356	-	6,685
Deferred income and mining tax liabilities	-	-	6,705	6,705

Total liabilities	11,493	5,304	17,059	33,856

17.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2012 were approved by the board of directors on May 9, 2012.

31
MAY 10, 2012	RICHMONT MINES INC.